Remarks

The address of the Reporting Person, the amount of Common Stock acquired and the amounts of Common Stock and Preferred Shares beneficially owned following the reported transaction were incorrectly reported on the Reporting Person's Form 4/A filed on 7/24/06 due to inadvertent clerical errors. This filing is being submitted solely to correct the clerical errors in the previous filing.

As the investment adviser to several clients (none of which owns more than 10% of the Common Stock of the Issuer), MFP Investors LLC is deemed to own 169,104 shares (4.69%) of the Common Stock and 412,021 shares of the Series A Convertible Preferred Stock of the Issuer. Should MFP Investors LLC exercise its right of conversion of all of its Preferred Shares to shares of Common Stock at the conversion ratio of 1.2292, MFP Investors LLC would be deemed to own a total of 18.76% of the outstanding Common Stock of the Issuer, and MFP Partners, L.P. (a client of MFP Investors LLC) would be deemed to own 14.25% of the outstanding Common Stock of the Issuer. MFP Investors LLC disclaims any pecuniary interest in the Common Stock or Preferred Shares of the Issuer.